Stockholder Meeting Results:
The Fund held its annual meeting of stockholders on October 28, 2009. Stockholders voted as indicated below:

					  Affirmative     Against       Withheld

Election of Ronaldo A. da Frota Nogueira
Class III to serve until 2012 		   7,253,779      237,532	 115,319
Election of Richard A. Silver
Class III to serve until 2012 		   4,735,717 	  229,526      2,641,387

Messrs. Julian Reid, Christopher Russell and Kesop Yun continue to serve as Directors of the Fund.
At the annual stockholders meeting, the Board of Directors also solicited the views of the stockholders regarding whether the Fund should continue in its current form. The results of the stockholder polling, as shown below, were nonbinding.

Affirmative 		Against 		Abstain
1,760,976 	       2,613,763 		44,452